Exhibit 99.94

PokerStars to Launch Sports Betting and Table Games Globally

Blackjack and roulette available in coming weeks, additional games in 2015 to support poker offering

ONCHAN, Isle of Man, Nov. 21, 2014 /CNW/ - TSX: AYA - PokerStars, the world’s largest poker brand, announced today that it will launch sports betting and casino table games globally on PokerStars.com.

The first offerings – blackjack and roulette – will roll out on a market-by-market basis beginning this month with completion anticipated by the end of 2014 reaching nearly half PokerStars’ current player base. PokerStars will add sports betting and other popular casino games in 2015. It also plans to launch a full-featured casino on mobile and web in 2015.

The launch of sports betting and casino games on PokerStars.com leverages the expertise and experience that has been gained from the launch of casino games earlier this year on PokerStars.es in Spain and on Full Tilt in January 2014.

“We are taking the same principles, practices and integrity that make PokerStars such a successful and beloved brand and applying them to new verticals,” said Eric Hollreiser, Head of Corporate Communications. “These new products will also support the development of poker and grow the overall business.”

The rollout of casino on Full Tilt and PokerStars.ES has been greeted well by poker players with approximately 30% of poker customers playing casino monthly, where those games are available. Moreover, 50% of Full Tilt casino players say that the site is the only online casino at which they play.

“We thoroughly researched the opportunity and spent a lot of time talking to players and analysing the behavior of our customers on PokerStars.ES and Full Tilt,” Hollreiser said. “Those launches have been successful in reactivating dormant customers, and extending the value of our existing poker customers. The experience on our poker platforms to-date also shows increases in net player deposits following the addition of casino games and a negligible impact on poker spend. We are confident these games will create more value to our PokerStars site and bolster the core poker offering.”

Recognizing that some poker players prefer a poker-only environment, PokerStars has enabled features that will allow customers to remove the additional games from their view and to opt out of direct marketing and promotions of the casino games.

“We are committed to extending our leadership in poker and will continue to serve the passionate online poker player, while expanding our reach into new audiences and new gaming opportunities,” Hollreiser said.

The blackjack and roulette games being launched have been built with poker-playing consumers in mind. The company has devoted resources to develop unique multiplayer games, with social and betting features that will appeal to poker-loving audiences. Combined with some of the lowest blackjack margins in the industry and micro stakes starting from 0.10c, these games have demonstrated early success in appealing to a mass market poker-playing audience.

About PokerStars

PokerStars operates the world’s most popular online poker sites, serving the global poker community. Since it launched in 2001, PokerStars has become the first choice of players all over the world, with more daily tournaments than anywhere else and with the best security online. More than 115 billion hands have been dealt on PokerStars, which is more than any other site.

PokerStars.com and PokerStars.eu operate globally under licenses from the Isle of Man and Malta governments, respectively. PokerStars also holds separate government licenses in the United Kingdom, Belgium, Bulgaria, Denmark, Estonia, France, Germany, Italy, and Spain.

PokerStars is a member of The Rational Group, which operates gaming-related businesses and brands, including PokerStars, Full Tilt and the European Poker Tour. In 2012, 2013 and 2014, Rational Group companies in the UK and Isle of Man won recognition as one of the best workplaces in the UK being awarded a top 25 position by the Great Place to Work Institute’s Best Workplaces – Large category rankings. Rational Group entities in Costa Rica and Dublin also achieved the same accolade in their respective local rankings in 2014. PokerStars is owned by Amaya Inc. (TSX: AYA).

DISCLAIMER IN REGARDS TO FORWARD-LOOKING STATEMENTS

Certain statements included herein, including those that express management’s expectations or estimates of our future performance constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward looking statements. Except as required by law, the Corporation does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

SOURCE PokerStars

%SEDAR: 00029939E

For further information: For Media Inquiries: Eric Hollreiser, Press@amaya.com; For Investor Inquiries: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com

CO: PokerStars

CNW 09:24e 21-NOV-14